

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

June 28, 2017

Via E-mail
Dale Francescon
Co-Chief Executive Officer
Century Communities, Inc.
8390 East Crescent Parkway, suite 650
Greenwood Village, Colorado 80111

> **Re: Century Communities, Inc.**
> **Amendment 2 to Registration Statement on Form S-4**
> **Filed June 21, 2017**
> **File No. 333-217750**

Dear Mr. Francescon:

We have reviewed your registration statement and have the following comment.

Exhibit 8.1

1. We note in the second sentence of the first paragraph on page 3 the limitation that the opinion may not be relied upon for any purpose by any party other than the Company. Language limiting reliance upon the opinion exclusively to the Company is not appropriate in a legality opinion. Please have counsel revise to remove such limitation. See Section III.D.1 of Staff Legal Bulletin No. 19.

Please contact Chris Ronne, Staff Attorney, at (202) 551-6156 or me at (202) 551-3397 with any questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and
Construction

cc: David L. Messenger
       Clifford Neimoth, Esq.
       Jeffrey D. Marell, Esq.
       Mark J. Kelson, Esq.